July 3, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Rule 17g-1 Fidelity Bond Filing for:

American Select Portfolio Inc. (811-07838)

American Strategic Income Portfolio Inc. (811-06404)

American Strategic Income Portfolio Inc. - II (811-06640)

American Strategic Income Portfolio Inc. - III (811-07444)

American Income Fund, Inc. (811-05642)

American Municipal Income Portfolio Inc. (811-07678)

Minnesota Municipal Income Portfolio Inc. (811-07680)

First American Minnesota Municipal Income Fund II, Inc. (811-21193)

First American Funds, Inc. (811-03313)

Mount Vernon Securities Lending Trust (811-21824)

(the “First American Funds”)

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to the First American Funds’ fidelity bond coverage being extended from July 1, 2014 to October 1, 2014:

•	A copy of the executed joint insured fidelity bond for the period from July 1, 2013 to July 1, 2014 and the extended bond period endorsement extending coverage to October 1, 2014 (see Exhibit 1);

•	A copy of the resolutions from the June 17-18, 2014, meeting of the Board of Directors at which a majority of directors not considered “interested persons” approved the amount, type, form and coverage of the joint insured fidelity bond, and the portion of the premium to be paid by each Fund for the period from July 1, 2014 to October 1, 2014 (see Exhibit 2); and

•	A copy of the agreement between each Fund and all of the other named insureds entered into pursuant to paragraph (f) of Rule 17g-1 (see Exhibit 3).

Please note for the Commission’s records that premiums have been appropriately paid for the period from July 1, 2014 to October 1, 2014.

Please contact me if you have questions or require additional information.

Very truly yours,

/s/ Richard J. Ertel

Richard J. Ertel

Secretary

Enclosures